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                           June 20, 2024

       Shaun Passley
       Chief Executive Officer
       ZenaTech, Inc.
       69 Yonge St. Suite 1404
       Toronto, Ontario Canada M5E 1K3

                                                        Re: ZenaTech, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed June 7, 2024
                                                            File No. 333-276838

       Dear Shaun Passley:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

       Amendment No. 5 to Registration Statement on Form F-1

       Account Name Changes and Reclassification, page 180

   1. We have reviewed your response to prior comment 2. Additionally, you disclose on pages
                                                        147 and 180 that you
changed the account name from "Salaries and benefits" to "Wages and benefits." However,
you made this change in certain places of the filing but not in others. Please revise
or advise.
 Shaun Passley
FirstName
ZenaTech, LastNameShaun Passley
           Inc.
Comapany
June       NameZenaTech, Inc.
     20, 2024
June 20,
Page 2 2024 Page 2
FirstName LastName
       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Karim Lalani